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Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  H. Christopher Owings
            Kurt Murao
            Peggy Kim

            Re: ValueVision Media, Inc.
                Registration Statement on Form S-3 initially filed July 29, 2005 Registration No. 333-127040
                ----------------------------------------------------------------

Ladies and Gentlemen:

         ValueVision Media, Inc. ("ValueVision") has electronically filed with the Securities and Exchange Commission Amendment No. 1 to the above-referenced Registration Statement. Amendment No. 1 reflects certain changes to the selling shareholder information from the above-referenced Registration Statement and the occurrence of the closings of the private sales of shares referred to therein between GE Capital Equity Investments, Inc. ("GE Capital") and the Non-Delta Selling Shareholders (as defined below).

         We have also enclosed with the paper copy of this letter a copy of Amendment No. 1 (including a copy marked to show changes from the original filing of the Registration Statement).

         Set forth below are ValueVision's responses to the comments of the Staff of the Commission made in the comment letter dated August 17, 2005. For your convenience, we have provided each of the numbered comments (in italics) followed by the response.



1. We note that it appears that the private sale between GE Capital Equity Investments and the selling stockholders may not be completed. According to your disclosure in the prospectus and the stock purchase and registration agreements filed as exhibits, GE Capital Equity Investments, Inc. has agreed to sell to the selling shareholders 2,604,932



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         shares of common stock on the earlier to occur of (i) the second business day following the effectiveness of the registration statement and (ii) September 15, 2005. In this regard, it appears that at the commencement of this offering, it is possible that the selling shareholders may not yet own the common shares that they intend to resell pursuant to this registration statement. Further, since the purchase price for the shares has not yet been paid, there appears to be a material contingency to the agreement. Please tell us why you believe that the private sale between GE Equity and the selling stockholders has been completed. Please also tell us whether there are any arrangements to place the funds to be used to pay for the shares in an escrow, trust or similar account, and if so, please provide a copy of the agreement.

         Rule 152 under the Securities Act of 1933, as amended, states that "transactions by an issuer not involving a public offering" in Section 4(2) shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering. In Black Box Inc. (avail. June 26, 1990), the Staff explained that for purposes of Rule 152, a private placement is deemed consummated not when the securities are actually issued, but instead upon the investors' commitment to purchase or accept the securities, subject only to conditions that are not within the investors' control. In other words, for purposes of Rule 152, a private placement is deemed to be consummated upon the execution of a purchase agreement if the purchaser's obligation to purchase the securities is subject only to conditions outside of the purchaser's control. Additionally, in subsection (b) of the SEC Manual of Publicly Available Telephone Interpretations Supplement, 3S (March 1999) (hereinafter "Tel. Interp. Man. Supp."), the Staff indicated that it would not object if a company registers the resale of securities prior to their issuance in a "PIPE" transaction if the following factors are met: (a) the company has consummated an exempt sale of the securities to the investor and the investor is at market risk at the time of filing of the resale registration statement; (b) the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio; (c) there are no conditions to closing that are within the investor's control or that the investor can cause not to be satisfied; and (d) the closing of the private placement of the unissued securities occurs within a short time after the effectiveness of the resale registration statement.

         The Stock Purchase and Registration Agreements, dated July 8, 2005, among GE Capital and the purchasers thereunder (the "Non-Delta Selling Shareholders") provide in Section 1.1 that the closings will occur on "the earlier of (i) the second business day following the day on which the Registration Statement . . . is declared effective . . . and (ii) September 15, 2005 . . ." On September 15, 2005, the transactions contemplated under each of the purchase agreements, including the purchase and sale of the shares being registered under the Registration Statement, closed in accordance with Section
1.1 of each of the purchase agreements. The occurrence of the closings is reflected in Amendment No. 1 to the Registration Statement. Nonetheless, the private offering of the shares from GE Capital to the Non-Delta Selling Shareholders was completed on July 8, 2005 under Tel. Interp. Man. Supp., 3S, Black Box Inc. and Rule 152. The purchase agreements do not contain any contingencies, walk away rights, or conditions to closing whatsoever. The Non-Delta Selling Shareholders were irrevocably bound under the purchase agreements to purchase a set number of shares for a set purchase price, which was not based on market price or a fluctuating ratio. There were no arrangements to place funds to be used to pay



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for the shares in an escrow, trust or similar account, but the Non-Delta Selling
Shareholders became unconditionally obligated, upon executing and delivering the purchase agreements, to purchase the shares from GE Capital and pay the purchase price therefor on the date set forth for closing in the purchase agreements. In other words, the risk of owning the shares passed from GE Capital to the Non-Delta Selling Shareholders upon the execution of the purchase agreements. We note that subsequent to the filing of the Registration Statement two Non-Delta Selling Shareholders affiliated with Ramius Capital Group, LLC effected an internal reallocation of the shares to be purchased by them, and Ramius Securities, LLC, a broker-dealer, reallocated all its rights under its purchase agreement to its managing member, Ramius Capital Group, LLC, which Ramius Securities, LLC has informed ValueVision is the beneficial owner of the shares (in each case, by assignments permitted by their purchase agreement). Such reallocation is reflected in Amendment No. 1 to the Registration Statement. Ramius Capital Group, LLC and the other Non-Delta Selling Shareholders affiliated with Ramius Capital Group, LLC were obligated, even prior to the September 15, 2005 closing date, without condition, to purchase all of the shares under the Ramius purchase agreement and continue to bear the risk of ownership. We also note that Magnetar Investment Management, LLC has informed ValueVision that the two accounts on behalf of which it, as investment manager, entered into its Stock Purchase and Registration Agreement with GE Capital were Raytheon Master Pension Trust and Raytheon Combined DB/DC Master Trust (the purchase agreement inadvertently referred to a single account). The selling shareholder information in the Registration Statement has been revised accordingly.

         In summary, while the closings of the transactions occurred on September 15, 2005 pursuant to Section 1.1 of the purchase agreements, under Tel. Interp. Man. Supp., 3S, Black Box Inc. and Rule 152, the private offering of the shares from GE Capital to the Non-Delta Selling Shareholders was completed on July 8, 2005, when the purchase agreements were executed and delivered.

2. According to section 2.6 of the Stock Purchase and Registration Rights Agreements filed as exhibits, the sale of common shares from GE Capital Equity Investments, Inc. to the various selling shareholders is "exempt from registration under the Securities Act of 1933 as amended...."
         Please tell us which exemption GE Capital Equity Investments, Inc. is relying on for the sales to the selling stockholders and the facts supporting the availability of the exemption.

         Based on information provided to ValueVision by GE Capital, GE Capital is relying on the so-called Section 4(1 1/2) exemption which, the Staff has recognized, permits a person to resell securities initially issued in a private placement without registration under the Securities Act. The exemption derives from Section 4(1) of the Securities Act which exempts "transactions by any person other than an issuer, underwriter, or dealer" from registration, but utilizes Section 4(2) standards to determine whether the seller is an underwriter. To avoid underwriter status, the seller (i) must not have purchased the shares from the issuer with a view to their distribution, and (ii) must not offer or sell the shares for an issuer in connection with their distribution.

         Section 4(1) is available to GE Capital's sale to the selling shareholders because GE Capital is not the issuer, it is not a dealer, and it is not an underwriter. GE Capital is not an

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underwriter because it did not purchase the shares from ValueVision with a view to distributing the shares, and it did not offer or sell the shares to the selling shareholders for ValueVision in connection with their distribution. GE Capital has held the shares to be sold for more than six years, a duration which convincingly indicates that GE Capital did not acquire the shares from ValueVision with a view to their distribution. In addition, GE Capital made representations to ValueVision in connection with GE Capital's acquisition of the shares that GE Capital was acquiring the shares as an investment for its own account and not with a view toward their distribution. Furthermore, GE Capital did not offer or sell the shares to the selling shareholders for ValueVision in connection with their distribution. ValueVision will not receive any proceeds from the sale by GE Capital of the shares to the selling shareholders, and the sale did not require ValueVision's consent. GE Capital received representations from the selling shareholders to the effect that GE Capital did not offer the shares to the selling shareholders in any form of general solicitation or general advertising, that the selling shareholders are acquiring the shares for investment for their own account, and not with a view to, or for sale in connection with, any distribution thereof, that the selling shareholders do not have any agreement or understanding with any other person or entity to sell, pledge, engage in short sales or other hedging transactions, transfer or otherwise distribute or dispose of the shares or any interest therein, that the selling shareholders have knowledge and experience in financial and business matters such that they are capable of evaluating the merits and risks of purchasing the shares, and that the selling shareholders have received all of the information they need to decide to purchase the shares and had an opportunity to ask questions and receive answers from ValueVision.

3. Please provide an analysis supporting your position that the resale of securities by GE Capital Equity and the selling stockholders is not a primary offering on behalf of the issuer. Please tell us whether GE Capital Equity Investments, Inc., and each of the selling stockholders are broker-dealers or affiliates of broker-dealers. Further, please provide us with your analysis explaining why GE Capital Equity Investments, Inc. and each of the selling shareholders should not be named as underwriters in this offering. Please refer to the factors discussed in Tel. Interp. No. 76, Section H., Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. We may have further comment upon review of your response.

         The resale of the shares by GE Capital and the selling shareholders is not a primary offering on behalf of ValueVision, and neither GE Capital nor any selling shareholder is acting as a conduit for ValueVision. GE Capital acquired the shares from ValueVision in 1999, over six years ago, in connection with an Investment Agreement dated as of March 8, 1999, as amended as of April 15, 1999, by and between GE Capital and ValueVision (the "Investment Agreement"), pursuant to which GE Capital acquired shares of ValueVision's Series A Redeemable Convertible Preferred Stock and a warrant (the "Investment Warrant") to purchase shares of ValueVision's common stock. On July 6, 1999, GE Capital exercised the Investment Warrant and acquired shares of ValueVision's common stock, including the shares sold to the selling shareholders. GE Capital acquired the shares in July 1999 as an investment for its own account and not with a view toward distributing the shares, gave representations and warranties to that effect and, subsequently, has held the shares as "restricted securities" within the meaning of Rule 144 for more than six years. GE Capital made the investment decision to sell the shares on its own initiative. It agreed to the sales to the various selling shareholders for its own account



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LATHAM & WATKINS LLP


and without seeking the consent of ValueVision. ValueVision is not entitled to and will not receive any of the proceeds from those sales. The selling shareholders who purchased the shares pursuant to the Stock Purchase Agreement, dated February 9, 2005 (the "Delta Selling Shareholders") consummated such purchase in February 2005 and since then have held such shares as "restricted securities." The Delta Selling Shareholders hold approximately 5.4% of the outstanding shares of ValueVision's common stock. The shares purchased by the Non-Delta Selling Shareholders pursuant to the Stock Purchase Agreements, dated July 8, 2005, constitute in the aggregate approximately 7% of the outstanding shares of ValueVision's common stock. If and when a selling shareholder sells its shares, ValueVision will play no role in the decision to sell the shares, the sales will be made by, and for the accounts of, each selling shareholder, and without the consent of ValueVision. ValueVision will not receive any of the proceeds in the event such sales occur. Certain selling shareholders (Delta Onshore LP, Delta Institutional, LP, Delta Pleiades, LP, Delta Offshore, Ltd. and Raytheon Master Pension Trust and Raytheon Combined DB/DC Master Trust) have advised ValueVision that they are not broker-dealers or affiliates of broker-dealers. The remaining selling shareholders (Janus Venture Fund, Caxton International Limited, RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Starboard Value and Opportunity Fund, LLC, Parche, LLC, Ramius Master Fund, Ltd. and Ramius Capital Group, LLC) have advised ValueVision that they are affiliates of broker-dealers and that they (i) have acquired the shares in the ordinary course of business and (ii) do not have any agreements, understandings or arrangements with any other person, either directly or indirectly, to dispose of the shares. GE Capital has advised ValueVision that it is an affiliate of a broker-dealer and that it (i) has acquired the shares in the ordinary course of business and (ii) did not have at the time of the acquisition, any agreements, understandings or arrangements with any other person, either directly or indirectly, to dispose of the shares. Each of the selling shareholders has represented in its purchase agreement that it is acquiring the shares as an investment for its own account and not with a view toward distribution thereof. Based on information provided to ValueVision by the selling shareholders and GE Capital, none of the respective broker-dealer affiliates of each of the selling shareholders affiliated with broker-dealers or of GE Capital is involved in the acquisition, or will be involved in the sale, of the shares being offered pursuant to the registration statement, and none of the selling shareholders affiliated with broker-dealers will be paid any commissions or fees by ValueVision or GE Capital if and when they sell their shares. Accordingly, the sales by GE Capital to the various selling shareholders, and any subsequent sales by a selling shareholder, are not a primary offering on behalf of ValueVision, but rather will be secondary sales by and on behalf of ValueVision shareholders for their own accounts, and neither GE Capital nor any selling shareholder is acting as an underwriter of an offering on behalf of the Company or any other person.


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SEPTEMBER 23, 2005
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LATHAM & WATKINS LLP


         We are grateful for your continued cooperation in expediting this process.

         If you have any questions with respect to this letter, or if you require additional information, please contact the undersigned at (213) 891-8828 or James Beaubien at (213) 891-8680.

                                                  Very truly yours,


                                                  /s/ Jason H. Silvera

                                                  Jason H. Silvera
                                                  of LATHAM & WATKINS LLP


cc:   Nathan E. Fagre
      James P. Beaubien